POZEN INC.

1414 Raleigh Road, Suite 400

Chapel Hill, North Carolina 27517

December 7, 2012

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 3010

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	POZEN Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 9, 2012
File No. 000-31719

Dear Mr. Rosenberg:

This letter is submitted on behalf of POZEN Inc. (“POZEN,” the “Company,” “we,” “us” or “our”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated November 30, 2012 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below the comment.

Form 10-K Cash Flow Statement, page F-8

1. Refer to the $5.7 million line item “Payable for unsettled investment purchase” in 2011 that increases net cash provided by operating activities. It appears from the description that this liability was incurred for the purchase of an investment that would represent a noncash transaction, and as such, should be separately disclosed as required by ASC 230-10-50-3 through 6 rather than reflected in the statement of cash flows. Please tell us how your treatment of this item in the cash flow statement complies with ASC 230. Further, confirm to us that this liability was repaid in cash during the quarter ended March 31, 2012 and if so, tell us how your treatment as an increase to net cash used in operating activities during each of the quarters ended March 31, June 30 and September 30, 2012 rather than to cash used in investing activities for the purchase of an investment complies with ASC 230.

Securities and Exchange Commission

December 7, 2012

Response: We purchased three bond investments for $5.753 million during the period between December 28, 2011 and December 29, 2011, which were settled on January 3, 2012. We recorded these transactions as an increase to short term investments and increase to payable for unsettled investment purchase on our December 31, 2011 Balance Sheet, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”). We also recorded these transactions as an increase in our Cash Flows from Operating Activities and a decrease to cash in our Cash Flows from Investing activities in our December 31, 2011 Statement of Cash Flows, included in our 10-K.

Since the cash settlement was not paid until January 3, 2012, our December 31, 2011 Statement of Cash Flows should have disclosed the transaction as a noncash investing transaction in accordance with ASC 230-10-50-3. Additionally, we did not properly present the payment of cash to settle the investment on January 3, 2012 in our unaudited Statements of Cash Flows included in our Quarterly Reports of Form 10-Q for the three months ended March 31, 2012, six months ended June 30, 2012 and nine months ended September 30, 2012, in accordance with ASC 230. There were no unsettled investment purchases for the 2012 quarterly periods; and therefore, there is no disclosure for noncash investing activities.

Since the presentation of the payable for unsettled investment purchase does not conform with ASC 230, we believe the change in presentation on the Statement of Cash Flows represents an error correction, not a reclassification. We have evaluated the error and believe the error is immaterial to our Statement of Cash Flows included in our 10-K because the error represents approximately 10% of cash flows from operating activities. Further, we do not believe that reasonable investors or other users of our Statement of Cash Flows would be impacted by this error because we believe the transaction has otherwise been adequately disclosed. Specifically, the transaction was discussed in our following disclosure:

•	Current Report on Form 8-K, filed February 28, 2012 - page 3:

“At December 31, 2011, cash, cash equivalents and short-term investments totaled $119.6 million, of which $5.8 million relates to the unsettled short-term investments purchase in late December for which settlement did not occur until early January. This had the effect of increasing cash / short-term investments and liabilities by $5.8 million for the 3 days between purchase and settlement. Cash and short-term investments were $64.1 million at December 31, 2010. The 2011 increase was due to the Treximet royalty monetization. The Company had an accounts receivable balance of $1.1 million from AstraZeneca at December 31, 2011.”

•	Quarterly Report on Form 10-Q, filed May 3, 2012 - page 28:

Securities and Exchange Commission

December 7, 2012

“At March 31, 2012, cash and cash equivalents, along with short-term investments, totaled $100.8 million, a decrease of $18.8 million compared to December 31, 2011. The decrease in cash was primarily due to early January 2012 payment for the late December 2011 purchase of $5.8 million of short term investments, payment of cash expenses, payment of accrued compensation costs of $2.2 million, payment of accrued contract costs of $2.0 million for the PA32540 studies, and a reduction in accounts payable of $1.4 million.”

•	In addition, our Chief Financial Officer, William Hodges, disclosed the following during our 2011 earnings conference call on February 28, 2012:

“…we ended the year in a strong cash position with $119.6 million in cash and short-term investments. I want to mention that this cash balance is significantly over our guidance, and $5.8 million of the overage is due to the timing of some investment purchases. In late December, we purchased three short-term corporate bonds and were not required to pay for the bonds until early January. These purchases raised our cash and short-term investment balance by $5.8 million in the 3 days between purchase and settlement, which included year end.”

We also considered other qualitative factors concerning the materiality of the error, including:

•	We have no intention of filing a registration statement prior to our filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

•	There is no change in earnings or other material financial trends as a result of the error.

•

This is one item, one transaction - wrong in Statement of Cash Flows, but not materially misleading for the following reasons:The transaction is clearly presented in the Statement of Cash Flows, though admittedly in the wrong place. In general, we discuss the use of cash and cash equivalents and short term investments in our Liquidity discussion in the 10-K, as well as in the Liquidity discussion contained in our 2012 Quarterly Reports on Form 10-Q and in our press releases prior to the filings of the 10-K and 2012 Quarterly Reports on Form 10Qs. Our objective is for our investors and users of our financial statements to understand that our cash is used for research and development and general and administrative expenses. We do not have significant cash inflows because we are a drug development company and have only one product, VIMOVO, for which we receive a cash royalty payment. Our 2011 cash flows from operating activities was primarily this one, time sale of royalty and was discussed in our 2011 Form 10K. Our 2012 cash flows

Securities and Exchange Commission

December 7, 2012

from operating activities are negative and will remain negative unless our next product candidate is licensed. We believe we have explained our cash position through discussion in the above mentioned Liquidity section of MD&A and our press releases.

•

The correction of the error does not change the total increase /(decrease) in cash and cash equivalents as presented on the Statement of Cash Flows for the 10-K and the Quarterly Reports on Form 10-Q for the three months ended March 31, 2012, six months ended June 30, 2012 and nine months ended September 30, 2012. Our presentation resulted in more negative cash flows from operating activities in the Quarterly Reports on Form 10-Q for the three months ended March 31, 2012, six months ended June 30, 2012 and nine months ended September 30, 2012.

Based on the above factors, we do not believe filing a Current Report on Form 8-K under Item 4.02 is required and we respectfully request that we provide the following disclosure in the Investments significant accounting policy discussion in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 to correct the error:

We identified an error in our presentation of $5.8 million unsettled investment purchases in the December 31, 2011 Statement of Cash Flows. We incorrectly disclosed the transaction as net cash from operating activities and net cash used in investing activities. This was a noncash transaction. There was no change in our total cash and cash equivalents on the Statement of Cash Flows. There was no change to our balance sheet and income statement as a result of this error. See Note      for discussion of the unaudited quarterly review impact of this error. The following table shows the correction of the error to the December 31, 2011 Statement of Cash Flows:

	December 31, 2011
	As presented	As restated
Net cash provided by operating activities	$56,543,856	$50,791,121
Net cash provided by investing activities	17,285,042	23,037,777
Net cash used in financing activities	(70,258)	(70,258)
Increase in cash and cash equivalents	$73,758,640	$73,758,640

In addition, we will include the following discussion in our Unaudited quarterly information note to the financial statements:

Securities and Exchange Commission

December 7, 2012

“We identified an error in our presentation of cash paid for $5.7 million of unsettled investment purchases. We did not properly present the purchase of investments as a cash flow used in the purchase of investments in our March 31, 2012, June 30, 2012 and September 30, 2012 Statement of Cash flows. There was no change to our total cash and cash equivalents as a result of the correction of this error. There was no change to our balance sheet and income statement as a result of this error.

The following table shows the as presented and as restated balances in the Statement of Cash Flows:

	March 31, 2012		June 30, 2012		September 30, 2012
	As presented	As restated	As presented	As restated	As presented	As restated
Net cash used in operating activities	$(18,411,280)	$(12,658,545)	$(23,689,240)	$(17,936,505)	$(27,367,781)	$(21,615,046)
Net cash used in investing activities	(30,171,193)	(35,923,928)	(30,181,981)	(35,934,716)	(30,185,224)	(35,937,959)
Net cash provided by financing activities	0	0	153,243	153,243	1,236,678	1,236,678
Decrease in cash and cash equivalents	$(48,582,473)	$(48,582,473)	$(53,717,978)	$(53,717,978)	$(56,316,327)	$(56,316,327)

*  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 7, 2012

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (919) 913-1033.

Sincerely,

/s/ Gilda Thomas
Gilda Thomas
Senior Vice President and General Counsel

cc:	Andrew P. Gilbert, Esq., DLA Piper LLP (US)
Fax: (973) 520-2553

Amy Baker, Ernst & Young LLP
Fax: (866) 264-8998